UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 21, 2016	By:	/s/ Rachel Agnew

	Name:	Rachel Agnew
	Title:	Company Secretary

bhpbilliton
Integrity
Resilience
Growth
Economic
contribution
and payments
to governments
Report 2016

Our Charter
We are BHP Billiton, a leading global resources company.
Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.
Our Values
Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity
Doing what is right and doing what we say we will do.
Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance
Achieving superior business results by stretching our capabilities.
Simplicity
Focusing our efforts on the things that matter most.
Accountability
Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our teams are inclusive and diverse.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainably developed.
Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment.
Andrew Mackenzie
Chief Executive Officer
BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 171 Collins Street, Melbourne, Victoria 3000, Australia. BHP Billiton Plc. Registration number 3196209. Registered in England and Wales. Registered office: Neathouse Place, London SW1V 1LH, United Kingdom. Each of BHP Billiton Limited and BHP Billiton Plc is a member of the BHP Billiton Group, which is headquartered in Australia. BHP Billiton is a Dual Listed Company structure comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined Group known as BHP Billiton.
In this Report
Chief Financial Officer’s Introduction
1
2016 total payments to governments
2
Approach to transparency and tax
4
Global value chain
8
Our broader contribution
10
Our payments to governments
12
Tax disclosed in our 2016 Financial Statements
and reconciliation of taxes paid
18
Basis of report preparation
20
Glossary
22
Independent audit report to the directors of BHP Billiton
23
Corporate Directory
24
The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. The headquarters of BHP Billiton Plc is located in London, United Kingdom. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this publication, the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole.

Chief Financial Officer’s
Introduction
‘We are proud to be a leader in transparency.’
Peter Beaven
Chief Financial Officer
I am pleased to introduce BHP Billiton’s Economic contribution and payments to governments Report for 2016.
This Report discloses the payments we have made during FY2016 on a country-by-country and project-by-project basis. BHP Billiton is a leader in transparency and this Report includes additional information disclosed on a voluntary basis.
BHP Billiton is proud of the contribution that we make to our host countries. In FY2016, our total economic contribution was US$26.7 billion which included payments to suppliers, wages and employee benefits, dividends, taxes and royalties. This includes our voluntary contributions to our host communities. In FY2016, we invested US$179 million in communities.
In FY2016, we paid US$3.7 billion globally in taxes, royalties and other payments. Our global adjusted effective tax rate was 35.8 per cent. Once royalties are included, this rate increases to 58.6 per cent.
Our payments of taxes and royalties have decreased in FY2016 compared with prior years. This is reflective of lower profits due to lower prices. Our global adjusted effective tax rate has remained stable throughout the cycle (averaging 31.9 per cent over the past decade).
In Australia where we pay the majority of our taxes and royalties, we continue to be one of the largest taxpayers. During the last decade, we paid US$85 billion globally in taxes, royalties and other payments and US$58 billion
(A$65 billion) approximately in taxes, royalties and other payments in Australia. The cyclical nature of the resources industry highlights the need to have internationally competitive tax systems for countries whose economies are able to rely on the resources industry to drive national wealth. This is critical to ensure that returns from growth and development opportunities are sufficient to attract the required global investment capital into that country. This is the case for all industries, especially for those such as the resources industry where there is global competition for limited capital.
BHP Billiton welcomes the public interest in important topics such as the integrity of tax systems globally and the contribution, including through payment of taxes, that multinational companies make to the countries in which they operate. We support the principle that a country’s taxing rights should be aligned with the value created and the activities undertaken in that jurisdiction. We also support the introduction of public disclosure requirements relating to beneficial ownership. These are issues that require leadership and a changed approach. We recognise this and seek to be an industry and global leader in our level of public disclosure to foster an informed public policy debate. We look forward to discussing this Report with our stakeholders around the world and continuing our leadership role in transparency.
Peter Beaven
Chief Financial Officer
US$3.7 billion
Total payments to governments
US$26.7 billion
Total economic contribution
Economic contribution and payments to governments Report 2016 1

2016 total payments to governments

Ref	Business	Projects	Description	Payments to governments US$M [1]
Australia				
1	Petroleum	Australia Production Unit	Offshore oil field and gas processing facilities in Western Australia and Victoria	2,521.1
2	Petroleum	Australian Joint Interest Unit – North West Shelf	Offshore oil and gas fields in North West Shelf	
3	Petroleum	Australian Joint Interest Unit – Bass Strait	Offshore oil and gas fields in Bass Strait	
4	Copper	Olympic Dam	Underground copper mine, also producing uranium, gold and silver	
5	Iron Ore	Western Australia Iron Ore	Integrated iron ore mines, rail and port operations in the Pilbara region of Western Australia	
6	Coal	Queensland Coal	BHP Billiton Mitsubishi Alliance – Open-cut and underground metallurgical coal mines in the Queensland Bowen Basin and Hay Point Coal terminal BHP Billiton Mitsui Coal – Two open-cut metallurgical coal mines in the Bowen Basin, Central Queensland	
7	Coal	New South Wales Energy Coal	Open-cut energy coal mine and preparation plant in New South Wales	
8	Petroleum, Iron Ore, Coal and Group & Unallocated	Head Office entities	Head Office entities in Australia	
9	Group & Unallocated	Nickel West	Integrated sulphide mining, concentrating, smelting and refining operation in Western Australia	
Chile				
10	Copper	Escondida	Copper producing mine, located in northern Chile	596.6
11	Copper	Pampa Norte	Consists of the Cerro Colorado and Spence open-cut mines, producing copper cathode in northern Chile	
12	Copper	Head Office entities	Head Office entities in Chile	
United States of America				
13	Petroleum	Onshore US	Onshore shale liquids and gas fields in Arkansas, Louisiana and Texas	421.1
14	Petroleum	Gulf of Mexico	Offshore oil and gas fields in the Gulf of Mexico	
15	Coal	New Mexico Coal	Two energy coal mines in New Mexico	
16	Petroleum, Copper and Group & Unallocated	Head Office entities	Head Office entities in the United States	
Trinidad and Tobago				
17	Petroleum	Trinidad and Tobago Production Unit	Operated offshore oil and gas fields	51.1
Algeria				
18	Petroleum	Algeria Joint Interest Unit	Joint interest onshore oil and gas unit	45.0
Canada				
19	Group & Unallocated	Jansen	Interest in Potash via development projects in Saskatchewan, where the Jansen project is most advanced	44.2
20	Copper	Head Office entities	Head Office entities in Canada	
United Kingdom				
21	Petroleum	United Kingdom Production Unit	Operated and non-operated offshore oil and gas fields	(9.6) [2]
22	Group & Unallocated	Head Office entities	Head Office entities in the United Kingdom	
Other countries				
23	Petroleum	Pakistan Production Unit (divested) and Head Office entities	Operated onshore oil and gas fields and Head Office entity in Pakistan	18.2
24	Iron Ore	Head Office entities	Head Office entities in Brazil	14.0
25	Copper	Head Office entities	Head Office entities in Peru	11.8
26	Coal	IndoMet	Seven coal contracts of work covering a large metallurgical coal resource in Indonesia	9.7
27	Group & Unallocated	Marketing and Head Office entities	Marketing and Head Offices for activities in Singapore	7.5
28	Group & Unallocated	Marketing and Head Office entities	Marketing and Head Offices for activities in China, India, Japan and South Korea	5.9
29	Group & Unallocated	Marketing and Head Office entities	Marketing and Head Offices for activities in Switzerland	2.4
Total payment to governments				**3,739.0**
Equity Accounted Investment [3]				
30	Iron Ore	Samarco	50% interest in Samarco, open-cut iron ore mines, concentrators, pipelines, pelletising facilities and dedicated port in Brazil	21.2
31	Coal	Cerrejón	33.33% interest in Cerrejón, an open-cut energy coal mine with integrated rail and port operations in Colombia	392.4
32	Copper	Antamina	33.75% interest in Antamina, an open-cut copper and zinc mine in Peru	258.4
Total payment to governments including Equity Accounted Investments				**4,411.0**

(1) Payments to governments have been prepared on the basis set out in 'Basis of report preparation' section.
(2) The net negative amounts paid to the United Kingdom of US$9.6 million comprise US$24.4 million of refunds offset by taxes paid of US$14.8 million. The refunds mostly comprise US$23.6 million received in FY2016 in respect of corporate income taxes paid for the years FY2001 to FY2010. Corporate income taxes due and paid in respect of those years was approximately US$1.4 billion.
(3) 100 per cent of the payments made by Samarco, Cerrejón and Antamina are presented without adjustment for BHP Billiton's ownership interest.

2 Economic contribution and payments to governments Report 2016

BHP Billiton pays taxes, royalties and other payments in accordance with the tax regulations and laws applying in the jurisdictions in which we operate. This section outlines our payments to governments by country in FY2016.
21 US$(9.6) million
22
29 United Kingdom
19 20
US$45.0
million
18
Algeria
23
28
28
28
28
27
26
US$2,521.1
million
Australia
1
2
5
8
9
4
6
6
8
7
8
8
3
US$44.2
million
Canada
US$421.1
million
United States of America
15
16
13
13
13
16
14
US$51.1
million
Trinidad and Tobago
17
31
32
25
US$596.6
million
Chile
10
11
12
24
30
US$26.7 billion total contribution
through payments to suppliers, wages and employee benefits, dividends, taxes and royalties.
US$3.7 billion globally in taxes, royalties and other payments to governments including US$1.2 billion in corporate income taxes, US$0.4 billion in royalty-related income taxes such as PRRT and US$1.5 billion in royalties.
35.8% global adjusted effective tax rate
58.6% once royalties are included.
~A$65 billion (US$58 billion)
Australian taxes and royalties
paid over last 10 years
BHP Billiton remains one of the largest taxpayers in Australia.
US$2.5 billion in Australian taxes,
royalties and other payments to governments
including US$0.64 billion for corporate income taxes (of this, corporate income tax of US$1.17 billion paid with US$0.53 billion refunds received in respect of prior years).
30.3% Australian adjusted effective tax rate (corporate tax)
56.6% once PRRT and royalties are included.
Economic contribution and payments to governments Report 2016 3

Approach to transparency and tax
Overview
BHP Billiton is among the world’s largest producers of commodities that help improve the quality of life of billions of people around the world.
The scale and long-term nature of our operations enable us to make a significant economic contribution to the countries in which we operate. We support local and national economies through the payment of taxes and royalties to our host governments, as well as through the creation of direct and indirect jobs, and the purchase of goods and services through our supply chains. We are committed to transparency. Being open about the taxes and royalties we pay to governments is in the best interests of our shareholders, employees, customers and the communities in which we operate. For instance, when companies like us are transparent about their payments of taxes and royalties, this enables a more informed debate about the integrity of tax regimes globally and the contribution that companies like BHP Billiton make in the countries in which they operate. In addition, this reduces the potential for corruption.
Our transparency progress
BHP Billiton has a long-standing commitment to transparency. In 2000, we first disclosed our aggregate payments of taxes and royalties around the world. Since then, the detail of our disclosure in relation to payments to governments has continually increased. In 2002, we became a member of the Extractive Industries Transparency Initiative (EITI) and we are represented on the EITI Board. The EITI provides a global standard to promote open and accountable management of natural resources and ensures disclosure of taxes, royalties and other indirect tax payments made by oil, gas and mining companies to governments, in an annual report submitted to EITI. In addition, we have been an active participant in EITI implementation processes in Australia and the United States. In 2015, we publicly supported the EU Accounting Directive and voluntarily produced our Economic contribution and payments to governments Report, disclosing our payments to governments on a country-by-country and project-by-project basis in advance of any mandatory requirements to do so.
This year, we have prepared ‘Our payments to governments’ on pages 12 to 17 in accordance with the UK Regulations which implement the EU Accounting Directive, and which is now a mandatory report. We also support the Australian Voluntary Tax Transparency Code with which this Report complies. In addition, the disclosures in this report are in line with the UK Large Business tax compliance proposals.
BHP Billiton’s transparency progress
Our increasing transparency disclosure
2000
BHP discloses aggregate global payments of taxes and royalties.
2002
BHP Billiton became a member of the Extractive Industries Transparency Initiative (EITI).
2005
BHP Billiton discloses aggregate payments of taxes and royalties by global geographic regions.
2010
BHP Billiton discloses payments of taxes and royalties to host governments at a national level. Discloses taxes and royalty payments on a country-by-country basis.
2011
BHP Billiton discloses taxes borne and taxes collected on a country-by-country basis.
2012–2014 BHP Billiton discloses taxes borne and taxes collected on a country-by-country basis with the listing of offices/assets in those countries.
2015 BHP Billiton voluntarily discloses payments of taxes, royalties and other payments to governments at a sub-national level and on a project-by-project basis.
2016
BHP Billiton discloses total payments to governments under the UK Regulations.
Voluntarily discloses under Australian Tax Transparency Code.
4 Economic contribution and payments to governments Report 2016

Our perspective on voluntary and mandatory disclosure
We support the establishment of a globally consistent regulatory disclosure framework, including equivalency provisions between jurisdictions. This would create a consistent basis for companies to disclose payments to governments, minimise compliance costs and facilitate ease of comparison between jurisdictions, regardless of the country of operation or industry.
While there has been development of voluntary and mandatory disclosure initiatives in a number of jurisdictions in recent years, BHP Billiton is concerned by the considerable policy uncertainty that remains as to whether a globally consistent disclosure framework will emerge from these multiple initiatives.
It is in the interests of all stakeholders that there is ultimately a globally consistent disclosure framework. To this end, BHP Billiton will continue to engage with governments and regulators in relevant jurisdictions.
Our approach to tax
Our approach to tax is underpinned by our global tax principles that have been reviewed and endorsed by the Risk and Audit Committee of the Board of BHP Billiton. We have established six principles that govern our global approach to tax. These are set out below with additional explanation.
Transparency
We are transparent about the taxes and royalties that we pay to governments because we believe that openness allows our shareholders, employees, contractors, partners, customers and communities to understand the contribution we make and have a greater ability to assess the integrity of the tax systems in the countries in which we operate.
Corporate citizenship
We act with integrity when engaging with revenue authorities to support positive and sustainable relationships. Where possible, for the purposes of obtaining certainty of our tax positions, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis.
Risk management and governance
We are committed to strong governance. We seek to identify, assess, control and report tax risks in accordance with our global risk management framework. Risks identified as material are reported to the Risk and Audit Committee.
We have internal standards which clearly set out our approach to tax planning, the level of tax risk that the Group is prepared to accept and escalation points and procedures. We have an adequately resourced Tax function staffed with appropriately qualified team members. The approval of the Tax function is required in the planning, implementation and documentation for all business or share acquisitions and disposals, corporate restructures, cross-border financing and trading arrangements and significant business transactions.
Business rationale
Our transactions have proper commercial purposes and economic rationale. We locate business activities where value is optimally created. We seek to have a tax charge that contributes to superior business performance and delivers long-term shareholder value. Accordingly, we do not engage in aggressive tax planning.
Compliance
We respect and comply with the laws of the jurisdictions in which we operate. We meet all of our tax compliance obligations on time. Our tax obligations include pricing transactions in our global value chain according to where value is created, and economic activity occurs, in compliance with the Organisation for Economic Co-operation and Development (OECD) guidelines, and based on the arm’s length principle.
We conduct annual review and assurance over our compliance obligations.
Advocating reform
We support simple, stable and competitive tax rules and the principle that the taxing rights of countries should be commensurate with where the economic activity occurs. We engage in the reform process of international tax rules (including transfer pricing) and local tax rules in the jurisdictions in which we operate. We do this because we believe that tax systems should be effective, efficient and competitive, in order to support economic growth, job creation and long-term sustainable tax contributions.
Economic contribution and payments to governments Report 2016 5

Approach to transparency and tax continued

Current international tax policy debate

Public interest in the integrity of tax regimes globally and the contribution that multinational companies make to the countries in which they operate has significantly increased. This has led to initiatives such as the OECD's Base Erosion and Profit Shifting (BEPS) action plan and international policy debates regarding the use of companies in 'tax haven' jurisdictions.

BHP Billiton aims to constructively contribute to these debates and seeks to be an industry and global leader in our level of public disclosure, to foster an informed public policy debate on these issues.

We support the introduction of public disclosure requirements relating to beneficial ownership (the ultimate holder of the benefits of ownership of the company). This is because disclosure of beneficial ownership is an important element in ensuring assets and income are fully disclosed to relevant regulatory bodies, including revenue authorities, to promote compliance with taxation laws. In addition, consistent with the BEPS action plan, we support a country's taxing rights being aligned with the value that is created and the activities undertaken in that country.

Low-tax jurisdictions

The BHP Billiton Group currently includes 10 subsidiary companies that are incorporated in low-tax jurisdictions. Details of each of these companies are provided below.

In identifying 'low-tax' jurisdictions, we have used the 'tax haven' countries identified by the European Commissioner in June 2015. Further details are provided in the Glossary.

Name	Incorporation		Income taxed in another country	Nature of activities (2)
	Jurisdiction	Year		
BHP Billiton Australia UK Finance Limited	British Virgin Islands	2005	UK (1)	Dormant (liquidation planned)
BHP Billiton UK Holdings Limited	British Virgin Islands (3)	2004	UK (1)	Holding company
BHP Billiton UK Investments Limited	British Virgin Islands (3)	2004	UK (1)	Holding company
Stein Insurance Company Limited	Guernsey	1991	UK up until 30 June 2013 (4)	Insurance
Global BHP Copper Ltd	Cayman Islands	1994	US (5)	Holding company (legacy)
RAL Cayman Inc	Cayman Islands	1986	–	Holding company (legacy)
Riocerro Inc	Cayman Islands	1991	–	Holding company (legacy)
Riochile Inc	Cayman Islands	1991	–	Holding company (legacy)
Marcona International S.A.	Panama	1953	–	Dormant (liquidation planned)
BHP Petroleum (Tankers) Limited	Bermuda	1990	Australia (1)	Ownership of LNG Tankers

(1) These companies are tax resident in either the UK or Australia, and have been since incorporation. This means that all their worldwide income is subject to taxation in the UK or Australia at the normal corporate tax rates as the income is earned (not when it is repatriated).

(2) Holding companies hold shares in other subsidiary companies. Legacy holding companies joined the Group through historic broader acquisitions.

(3) The incorporation of these holding companies in the British Virgin Islands at that time provided greater flexibility in relation to the payment of distributions for corporations law purposes.

(4) The income of Stein Insurance Company Limited was taxed under the UK controlled foreign company rules until 30 June 2013 when those rules changed. Further details regarding Stein Insurance Company are included in the 'Other related party transactions' section below.

(5) This company is subject to taxation under the United States controlled foreign company (CFC) rules. In FY2015, all of its income was subject to taxation in the United States as the income was earned (not when it was repatriated). This will be the case for FY2016 as well.

Of the 10 companies incorporated in low-tax jurisdictions, close to 100 per cent of the income of five of these companies is taxed in another jurisdiction (United Kingdom, Australia or United States). In addition, all of the subsidiary companies of the BHP Billiton Group are subject to the controlled foreign company tax rules of Australia or the United Kingdom. These rules tax passive income, such as interest income, or sales income that has a connection with Australia.

We consistently review our Group structure with a view to liquidating any subsidiary companies that are dormant or not otherwise required. In accordance with this practice, two of these 10 subsidiary companies incorporated in low-tax jurisdictions are planned for liquidation. All remaining companies continue to be assessed as to whether it is practicable to liquidate them, or alternatively migrate their tax residency to another country.

6 Economic contribution and payments to governments Report 2016

Assurance regimes
We act with integrity when engaging with revenue authorities to support positive and sustainable relationships and we are subject to a number of assurance regimes globally in relation to our tax affairs.
For the purposes of obtaining certainty of our tax positions, we will seek to enter into instruments such as Advance Pricing Agreements (APAs) to agree the pricing of intra-group transactions. We have no APAs currently in place. We are in negotiations with three revenue authorities, the Australian Tax Office (ATO), United States Internal Revenue Service (IRS) and Her Majesty’s Revenue and Customs (HMRC) in the United Kingdom for the purposes of entering into APAs in relation to our intra-group service charges.
We have been given risk ratings by revenue authorities in two of the jurisdictions in which we operate. These comprise: Australia ‘Key Taxpayer’ risk rating and United Kingdom ‘inherent moderate risk’ and behavioural ‘low risk’ business risk review ratings. These ratings categorise taxpayers according to risk. For example, ‘Key Taxpayer’ in Australia means those taxpayers where the consequences of potential non-compliance is higher (in terms of dollars, relative influence, impact on community confidence) and the likelihood of adopting a tax position that the ATO disagrees with (as evidenced by behaviour, approach to business activities, governance and compliance with tax laws) is lower. Higher Risk Taxpayers are those taxpayers where the consequences and the likelihood of non-compliance are higher.
In Australia, ‘Key Taxpayer’ is the lowest risk rating BHP Billiton can achieve given our scale. In the United Kingdom, ‘moderate risk’ is the lowest inherent risk rating that BHP Billiton can achieve given our scale; ‘low’ behavioural risk rating is the lowest possible.
These risk ratings are reflective of our approach to tax, in particular, not engaging in aggressive tax planning and being open and transparent in our dealings with revenue authorities.
Economic contribution and payments to governments Report 2016 7

Global value chain
Creating value through our global value chain
BHP Billiton operations
Smelter
Computer and components assembly
Worldwide market
Evaluation and exploration
Development
Extraction, processing and transportation
Marketing and logistics
Convert
Design
Build
Sell computer
Chile
Singapore
Korea
Taiwan
World
We create value for both our shareholders and the broader community through the activities performed at each step in our value chain. Value is generated through creating jobs, purchasing goods/ services, paying taxes and royalties, making other payments to governments and the contributions (such as donations) we make to our host communities. An example of our value chain in operation is shown above. BHP Billiton makes significant investments throughout each phase of the value chain. During each phase, we are faced with a range of financial, technical, operating and market risks. We support the principle that a country’s taxing rights should be aligned with the value that is created and the activities undertaken in that country. Accordingly, we price commodities and charges across our global value chain as if they were between independent, unrelated parties.
Marketing
Marketing is an independent core business of BHP Billiton. It is the link between BHP Billiton’s global operations and our global customers. Our Marketing businesses are located to be close to our customers. As Asia accounts for 72 per cent of our revenue, the Marketing business for global minerals is headquartered in Singapore and for proximity to oil and gas markets, headquartered in Houston for petroleum. Marketing employs approximately 300 people globally, with 50 per cent of these in Singapore. Other smaller offices are strategically located around the globe.
Our Marketing operations are run as independent businesses because this enables us to most effectively find markets for our commodities, maximise sales pricing and coordinate logistics to deliver the commodities to our customers. For example, in FY2016, our Marketing businesses chartered 1,400 ships representing some seven per cent of dry seaborne bulk volumes. In addition, centralising our Marketing businesses enables us to bring together in one regional location the expertise we need to understand and analyse the markets and the needs of our customers. Our Marketing businesses add value to our Company and consequently to our shareholders and the countries in which we operate, by ensuring we receive the maximum price for our commodities. For instance, the Singapore Marketing team realised the price we received for Australian iron ore did not reflect the lower cost of delivery into Asia when compared to other producing nations, such as Brazil. Put simply, Australian iron ore was undervalued. The Marketing team responded by creating a pricing mechanism that reflected the full value of Australian iron ore – effectively changing the way iron ore was priced globally. By ensuring Australian iron ore was properly valued by the market, this innovation not only incentivised greater investment in Australia, we estimate it has generated over US$10 billion in additional taxes and royalties for Australian governments. The pricing that our Marketing businesses charge our operations is in line with the risks and activities undertaken and the value added. Our Marketing businesses sell commodities on behalf of third parties as well as our own commodities. Charges to our operations are consistent with what our Marketing businesses charge third parties to market their commodities and equally what we expect we would have to pay an external marketing business to market our commodities for us. This is the approach taken in the OECD guidelines.
8 Economic contribution and payments to governments Report 2016

In relative terms, our Marketing profits are small compared with the profits made in Australia from the Australian operations. For example, in FY2016, our main Singapore Marketing entity made profits of US$445 million (referable to our global operations), representing approximately 10 per cent of profits made in Australia by our Australian operations.
Taxation – Singapore
The Singapore Government has granted BHP Billiton a tax incentive for its marketing activities. In 2016, this tax incentive applied to all of the income made by the Singapore marketing entity.
Taxation – Australia
All the profits made in Australia from the production of commodities are taxed in Australia at the normal Australian corporate tax rate. Also, BHP Billiton pays royalties in Australia in relation to its Australian commodities. Since 2007, BHP Billiton has paid A$65 billion in taxes and royalties in Australia.
In addition, around 58 per cent of the profits made by our Singapore Marketing business from the sale of our Australian commodities are taxed in Australia, at the normal corporate tax rate, under the Controlled Foreign Company rules. This is because our Singapore Marketing entity is ultimately owned 58 per cent from Australia and 42 per cent owned from the United Kingdom (which reflects the relative values at the time the Dual Listed Company structure was created). The 42 per cent share of the profits, although fully within the scope of the Controlled Foreign Company rules, are not taxed in the United Kingdom due to the particular operation of those rules. Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of taxation laws, we have occasional disagreements with tax authorities over the amount of taxes to be paid. In this respect, BHP Billiton is no different from other large and complex corporations.
For instance, we have a current dispute with the Australian Taxation Office (ATO) over the amount of taxes payable as a result of sales of Australian commodities to our Singapore Marketing business dating back to FY2003. The dispute relates to the price at which Australian commodities are sold. It is a valuation issue and does not involve tax avoidance. We previously stated that we received amended assessments relating to this transfer pricing dispute for FY2003 to FY2008 of A$362 million (inclusive of interest and penalties). At that time, we disclosed that the ATO was also auditing FY2009 to FY2013. Since then, that audit has been completed and amended assessments have been received for these years totalling A$537 million (inclusive of interest and penalties). In accordance with the ATO’s normal practice, BHP Billiton has made partial payments for all these amended assessments of A$276 million (representing 50 per cent of the primary tax). Interest continues to accrue on the unpaid portion. In addition, this valuation dispute is relevant for computing Minerals Resource Rent Tax (MRRT). We have received an amended assessment totalling A$117 million for FY2013 relating to MRRT. We made a partial payment in July 2016 of A$52 million being 50 per cent of the primary tax in dispute. BHP Billiton does not agree with the ATO’s position. Consequently, we have objected to all of the amended assessments and intend to continue to defend our position, including by initiating court action if necessary. While the assessments received from the ATO (A$1,016 million in aggregate, of which A$661 million is primary tax) are significant, the dispute spans an 11-year period (FY2003 to FY2013) and the primary tax in dispute represents less than two per cent of the taxes and royalties paid in Australia over that period.
Other related party transactions
Consistent with our commitment to transparency, we have voluntarily included information below about other material transactions between companies in the BHP Billiton Group. We disclose our material transactions through the lodgement of our tax returns and other disclosures to revenue authorities. For example, in Australia, as part of our corporate tax returns, we lodge detailed International Dealings Schedules, which quantify, by type, the transactions between the entities of our Australian tax consolidated groups and offshore related parties.
Guernsey insurance company
BHP Billiton has an internal self-insurance company incorporated in Guernsey (Stein Insurance Company Limited), which provides insurance to our global portfolio of 12 core operated assets and our Marketing businesses. The risks insured are primarily property related. We choose to self-insure these risks because it makes economic sense to do so.
Our assets and Marketing businesses pay annual premiums to the insurance company and receive insurance monies for insured losses suffered. For example, in Australia, in FY2016, Olympic Dam received insurance monies (US$185 million) in respect of the Svedala Mill failure. These insurance monies were fully taxable in Australia. The insurance company is located in Guernsey because of the expertise available, lower capital requirements and strong regulatory rules compared with other jurisdictions. Over the last three years, Stein Insurance Company Limited has made profits, on average, of approximately US$90 million per annum.
Financing
BHP Billiton’s Treasury function is located in London and Melbourne. BHP Billiton companies that are tax resident in the United Kingdom, United States and Australia provide financing across the Group at market rates. Any income, including interest received by the BHP Billiton financing companies, is subject to tax in the United Kingdom, United States and Australia at normal corporate tax rates.
Intra-group administration and technology
BHP Billiton is a globally integrated group, with people frequently working together across geographies. This involves entities within the Group providing services to each other. For example, when our Group Functions in Australia provide support to our businesses, the businesses are charged a service fee. Our key jurisdictions that charge these service fees are Australia, USA, UK and Singapore.
Economic contribution and payments to governments Report 2016 9

Our broader contribution

The diagram below illustrates the total economic contribution we make around the world. In FY2016, this amounted to US$26.7 billion.

Our host communities can expect BHP Billiton to make a contribution to sustainable development through our core business. We believe we also have a responsibility, in line with *Our BHP Billiton Charter* values, to acknowledge our host communities through our voluntary social investment. To do this, we voluntarily invest[1] one per cent of our pre-tax profit in community programs (calculated on the average of the previous three years' pre-tax profit). During FY2016, our voluntary social investment totalled US$178.7 million[2], comprising US$123.7 million of cash towards community development programs and administrative costs and a US$55 million contribution to the BHP Billiton Foundation (a US-based charity).

BHP Billiton's FY2016 total economic contribution [4]



Suppliers
US$14.0b
Employees
US$3.6b
Shareholders, lenders and investors
US$5.2b[5]
Exploration and evaluation
Development
Extraction, processing and transportation
Marketing and logistics
Total payments to governments
Income taxes
Royalty-related income taxes
Royalties
Other payments to governments
US$3.7b
Social investment[3]
US$178.7m
Total economic contribution[4]
US$26.7b

(1) Defined as voluntary company expenditure for social programs and environmental programs with net social benefit.
(2) Includes payments made by equity accounted investments.
(3) Community contribution includes cash and administrative costs (US$123.7 million) and funds transferred to the BHP Billiton Foundation (US$55 million). Includes payments made by equity accounted investments.
(4) The total economic contribution made during FY2016 of US$26.7 billion is determined by combining total payments to governments of US$3.7 billion (determined on a cash paid basis), payments to suppliers of US$14.0 billion, employee expenses of US$3.6 billion, distributions to shareholders and investors of US$5.2 billion (determined on an accruals basis) and community contribution of US$178.7 million.
(5) Shareholders and investors includes US$4.2 billion of dividends attributable to members of the BHP Billiton Group and US$1.0 billion of interest expense.

10 Economic contribution and payments to governments Report 2016

Community contribution
We voluntarily invest in three ways: Through matched giving
We encourage employees who are active citizens in their communities to support local charitable organisations. Our global Matched Giving Program recognises the contribution of our employees by matching their personal financial donations up to a specific cap. In FY2016, more than 7,500 of our employees participated in the Matched Giving Program. Employee contributions benefited 768 not-for-profit organisations, which received US$7.3 million as part of the program.
Locally through our assets
Our community development programs aim to improve the quality of life for people in our host communities and contribute to the development of thriving and resilient regions. These programs are designed and delivered locally, where our community specialists best understand the stakeholders, operating contexts, community risks, resources and needs.
Globally by contributing to the BHP Billiton Foundation
The BHP Billiton Foundation is a US-based charity that we support through voluntary social investment. The work of the Foundation complements and goes beyond what the Company can achieve directly, by contributing to critical sustainable development challenges.
The Foundation partners with international institutions, not-for-profit and non-government organisations to make an appreciable difference to global sustainability challenges over time, focusing on three key areas: • natural resource governance; • environmental resilience; • educational equity.
The Foundation contributes to improving the quality of life for people living in regions and countries where the Company has a business interest and in other regions of the world as the Foundation may independently select.
Matched giving FY2016
US$7.3m
in contributions
Social investment target (1)(2)
US$ million FY2012 FY2013 FY2014
FY2015 FY2016 0 50 123.7 100 55 150 200 250 300
Cash expenditures
Contributions to the BHP Billiton supported charities
Target
(1) The expenditures represent BHP Billiton’s equity share for both operated and non-operated joint venture operations.
(2) Cash expenditures exclude expenditures from foundations and trusts.
Economic contribution and payments to governments Report 2016 11

Our payments to governments

Payments made by country and level of government

Taxes paid by classification and country are presented in this section and have been prepared on the basis set out in the 'Basis of report preparation' section of this Report. BHP Billiton has prepared the following Report on payments to governments in accordance with the UK Regulations. Our Report addresses BHP Billiton's reporting obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The 'Basis of preparation' and 'Glossary' contain information about the content of our Report and form part of our Report.

US$ millions	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Total payments to governments	**1,219.9**	**424.7**	**160.2**	**1,804.8**
Algeria [1]	–	–	–	–
Government of Algeria	–	–	–	–
Australia [2]	**634.7**	**333.7**	**35.3**	**1,003.7**
Government of Australia	634.7	333.7	35.3	**1,003.7**
State of Western Australia	–	–	–	–
Town of Port Hedland (Western Australia)	–	–	–	–
Shire of East Pilbara (Western Australia)	–	–	–	–
Shire of Ashburton (Western Australia)	–	–	–	–
Shire of Wiluna (Western Australia)	–	–	–	–
Shire of Leonara (Western Australia)	–	–	–	–
Shire of Meekatharra (Western Australia)	–	–	–	–
State of Queensland	–	–	–	–
Isaac Regional Council (Queensland)	–	–	–	–
Mackay Regional Council (Queensland)	–	–	–	–
State of New South Wales	–	–	–	–
Shire of Muswellbrook (New South Wales)	–	–	–	–
State of South Australia	–	–	–	–
State of Victoria	–	–	–	–
Central Highlands Regional Council	–	–	–	–
Brazil	**9.2**	–	**0.4**	**9.6**
Government of Brazil	9.2	–	0.4	**9.6**
Canada	**9.6**	–	–	**9.6**
Government of Canada	9.6	–	–	**9.6**
Government of Saskatchewan	–	–	–	–
Rural Municipality of Leroy (Saskatchewan)	–	–	–	–
Rural Municipality of Prairie Rose (Saskatchewan)	–	–	–	–
Government of Ontario	–	–	–	–
Government of Quebec	–	–	–	–
Chile [3]	**488.5**	**88.0**	–	**576.5**
Government of Chile	488.5	88.0	–	**576.5**
Municipalidad De Pozo Almonte	–	–	–	–
Municipalidad De Sierra Gorda	–	–	–	–
Municipalidad De Antofagasta	–	–	–	–
China	**0.3**	–	–	**0.3**
China Tax Bureau	0.3	–	–	**0.3**
India	**(0.2)**	–	–	**(0.2)**
Government of India	(0.2)	–	–	**(0.2)**
Indonesia	–	–	–	–
Government of Indonesia	–	–	–	–
Japan	**1.1**	–	–	**1.1**
Government of Japan	1.1	–	–	**1.1**

(1) Production entitlements of 1.0 million barrels of oil equivalent (boe) paid in-kind.

(2) The corporate income tax paid in Australia in FY2016 was US$634.7 million. This comprised corporate income tax instalments of US$1,029 million paid and payments of US$135 million in relation to disputed amended assessments for prior years, with US$529 million refunds received from prior years. These refunds relate to overpayments of income tax instalments in FY2015 and changes to tax positions for prior years as a result of updated information.

(3) Income and mining taxes are paid in Chile on a calendar year basis. However, for the purpose of this Report, taxes paid are included for BHP Billiton's financial year (1 July 2015 to 30 June 2016). For reference, income tax and specific tax on mining activities paid by Escondida and Pampa Norte for CY2015 amount to US$712.0 million and US$84.9 million respectively. Refunds of US$83.5 million were received during FY2016 primarily in relation to CY2015 and were included in the FY2016 net corporate income taxes paid to Chile of US$488.5 million.

12 Economic contribution and payments to governments Report 2016

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	**Total payments as defined by the UK Regulations**	Other payments	**Total payments to governments**
1,484.9	**81.2**	**113.2**	**24.5**	**3,508.6**	**230.4**	**3,739.0**
–	**45.0**	**–**	**–**	**45.0**	**–**	**45.0**
–	45.0	–	–	45.0	–	45.0
1,300.8	**–**	**22.1**	**1.6**	**2,328.2**	**192.9**	**2,521.1**
100.0	–	1.0	–	1,104.7	27.7	1,132.4
753.0	–	8.4	1.6	763.0	90.4	853.4
–	–	3.1	–	3.1	2.8	5.9
–	–	0.1	–	0.1	2.6	2.7
–	–	–	–	–	0.3	0.3
–	–	–	–	–	1.2	1.2
–	–	–	–	–	0.7	0.7
–	–	–	–	–	0.1	0.1
333.9	–	5.7	–	339.6	24.5	364.1
–	–	–	–	–	8.7	8.7
–	–	–	–	–	0.5	0.5
62.7	–	2.8	–	65.5	8.8	74.3
–	–	0.1	–	0.1	1.0	1.1
51.2	–	0.9	–	52.1	12.9	65.0
–	–	–	–	–	7.4	7.4
–	–	–	–	–	3.3	3.3
–	**–**	**–**	**–**	**9.6**	**4.4**	**14.0**
–	–	–	–	9.6	4.4	14.0
–	**–**	**8.6**	**22.9**	**41.1**	**3.1**	**44.2**
–	–	0.1	–	9.7	0.4	10.1
–	–	8.2	18.6	26.8	0.1	26.9
–	–	0.1	4.0	4.1	2.6	6.7
–	–	–	0.3	0.3	–	0.3
–	–	0.1	–	0.1	–	0.1
–	–	0.1	–	0.1	–	0.1
–	**–**	**10.5**	**–**	**587.0**	**9.6**	**596.6**
–	–	10.5	–	587.0	8.7	595.7
–	–	–	–	–	0.1	0.1
–	–	–	–	–	0.3	0.3
–	–	–	–	–	0.5	0.5
–	**–**	**–**	**–**	**0.3**	**–**	**0.3**
–	–	–	–	0.3	–	0.3
–	**–**	**4.5**	**–**	**4.3**	**–**	**4.3**
–	–	4.5	–	4.3	–	4.3
3.8	**–**	**1.3**	**–**	**5.1**	**4.6**	**9.7**
3.8	–	1.3	–	5.1	4.6	9.7
–	**–**	**–**	**–**	**1.1**	**–**	**1.1**
–	–	–	–	1.1	–	1.1

Economic contribution and payments to governments Report 2016 13

Our payments to governments continued

Payments made by country and level of government continued

US$ millions	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Pakistan	**16.0**	**–**	**–**	**16.0**
Government of Pakistan	16.0	–	–	**16.0**
Peru	**9.5**	**–**	**–**	**9.5**
Republica Del Peru	9.5	–	–	**9.5**
South Korea	**0.2**	**–**	**–**	**0.2**
Government of South Korea	0.2	–	–	**0.2**
Singapore	**7.5**	**–**	**–**	**7.5**
Government of Singapore	7.5	–	–	**7.5**
Switzerland	**2.4**	**–**	**–**	**2.4**
Government of Switzerland	2.4	–	–	**2.4**
Trinidad and Tobago [4]	**–**	**–**	**–**	**–**
Government of the Republic of Trinidad and Tobago	–	–	–	**–**
United Kingdom [5]	**(17.6)**	**3.0**	**–**	**(14.6)**
Government of United Kingdom	(17.6)	3.0	–	**(14.6)**
City of Westminster	–	–	–	**–**
United States of America	**58.7**	**–**	**124.5**	**183.2**
Government of United States	43.6	–	–	**43.6**
State of Texas	13.0	–	89.6	**102.6**
State of Louisiana	–	–	26.2	**26.2**
State of Arkansas	–	–	5.4	**5.4**
State of New Mexico	2.1	–	3.3	**5.4**
State of Arizona	–	–	–	**–**
Commissioner of the Texas General Land Office	–	–	–	**–**
Navajo Nation Council	–	–	–	**–**

(4) Production entitlements of 0.9 million boe paid in-kind.

(5) Net negative amounts paid to United Kingdom of US$9.6 million comprise US$24.4 million of refunds offset by taxes and other amounts paid of US$14.8 million. The refunds comprise almost entirely of US$23.6 million received in FY2016 in respect of corporate income taxes paid for the years FY2001 to FY2010. Corporate income taxes due and paid in respect of those years was approximately US$1.4 billion.

14 Economic contribution and payments to governments Report 2016

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	**Total payments as defined by the UK Regulations**	Other payments	**Total payments to governments**
2.2	**–**	**–**	**–**	**18.2**	**–**	**18.2**
2.2	–	–	–	18.2	–	18.2
–	**–**	**2.3**	**–**	**11.8**	**–**	**11.8**
–	–	2.3	–	11.8	–	11.8
–	**–**	**–**	**–**	**0.2**	**–**	**0.2**
–	–	–	–	0.2	–	0.2
–	**–**	**–**	**–**	**7.5**	**–**	**7.5**
–	–	–	–	7.5	–	7.5
–	**–**	**–**	**–**	**2.4**	**–**	**2.4**
–	–	–	–	2.4	–	2.4
–	**36.2**	**14.9**	**–**	**51.1**	**–**	**51.1**
–	36.2	14.9	–	51.1	–	51.1
–	**–**	**–**	**–**	**(14.6)**	**5.0**	**(9.6)**
–	–	–	–	(14.6)	1.7	(12.9)
–	–	–	–	–	3.3	3.3
178.1	**–**	**49.0**	**–**	**410.3**	**10.8**	**421.1**
142.2	–	44.3	–	230.1	4.9	235.0
32.0	–	–	–	134.6	–	134.6
2.2	–	–	–	28.4	5.9	34.3
0.5	–	–	–	5.9	–	5.9
0.1	–	0.1	–	5.6	–	5.6
–	–	0.7	–	0.7	–	0.7
–	–	3.9	–	3.9	–	3.9
1.1	–	–	–	1.1	–	1.1

Economic contribution and payments to governments Report 2016 15

Our payments to governments continued

Payments made on a project-by-project basis

Taxes paid by classification and project are presented in this section and have been prepared on the basis set out in the 'Basis of report preparation' section of this Report.

US$ millions	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Total payments to governments	**1,219.9**	**424.7**	**160.2**	**1,804.8**
Petroleum	**177.4**	**336.7**	**156.9**	**671.0**
Australia Production Unit – Western Australia	0.4	172.6	–	173.0
Australia Production Unit – Victoria	6.5	17.7	–	24.2
Bass Strait	73.1	143.4	–	216.5
North West Shelf	232.7	–	35.3	268.0
Gulf of Mexico	13.1	–	–	13.1
Onshore US (Fayetteville)	2.8	–	5.4	8.2
Onshore US (Haynesville)	–	–	26.2	26.2
Onshore US (Permian Basin, Eagle Ford)	–	–	89.6	89.6
Trinidad and Tobago Production Unit (1)	–	–	–	–
Algeria Joint Interest Unit (2)	–	–	–	–
UK Production Unit (3)	(19.9)	3.0	–	(16.9)
Head Office – BHP Petroleum (Pakistan) Pty. Ltd.	12.5	–	–	12.5
Head Office – BHP Billiton Petroleum International Pty. Ltd. (4)	(157.1)	–	–	(157.1)
Head Office – BHP Billiton Brasil Investimentos Ltda.	0.7	–	0.4	1.1
Closed Mines	9.1	–	–	9.1
Pakistan Production Unit (divested)	3.5	–	–	3.5
Copper	**436.4**	**88.0**	**–**	**524.4**
Escondida	439.9	88.0	–	527.9
Pampa Norte	60.2	–	–	60.2
Olympic Dam (4)	(78.1)	–	–	(78.1)
Head Office – BHP Chile Inc	4.9	–	–	4.9
Head Office – RAL Cayman Inc.	9.5	–	–	9.5
Iron Ore	**984.1**	**–**	**–**	**984.1**
Western Australia Iron Ore	975.6	–	–	975.6
Head Office – BHP Billiton Brasil Ltda	8.5	–	–	8.5
Coal	**(57.6)**	**–**	**3.3**	**(54.3)**
Queensland Coal (4)(5)	(73.0)	–	–	(73.0)
New Mexico	14.3	–	3.3	17.6
New South Wales Energy Coal	–	–	–	–
IndoMet	–	–	–	–
Head Office – BHP Billiton MetCoal Holdings Pty Ltd	1.1	–	–	1.1
Group & Unallocated	**(320.4)**	**–**	**–**	**(320.4)**
Corporate Head Office (4)	(304.5)	–	–	(304.5)
Marketing Offices	13.5	–	–	13.5
Nickel West (4)	(29.9)	–	–	(29.9)
Potash	0.5	–	–	0.5

(1) Production entitlements of 0.9 million boe paid in-kind.

(2) Production entitlements of 1.0 million boe paid in-kind.

(3) Net negative amounts paid in relation to the UK Production Unit of US$16.9 million comprise US$24.4 million of refunds offset by taxes paid of US$7.5 million. The refunds comprise almost entirely of US$23.6 million received in FY2016 in respect of corporate taxes paid for the years FY2001 to FY2010. Corporate income taxes due and paid in respect of those years was approximately US$1.4 billion.

(4) The corporate income tax amount does not represent a refund from a government. Instead, it represents the allocation of the Australian corporate income tax payment among members of the Australian tax consolidation group. For further information, refer to 'Basis of report preparation' section.

(5) Royalties, fees and other payments made by BHP Billiton Mitsubishi Alliance Coal Operations Pty Ltd have been included in total payments to the extent of BHP Billiton's ownership of the operating entity, being 50%.

16 Economic contribution and payments to governments Report 2016

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	**Total payments as defined by the UK Regulations**	Other payments	**Total payments to governments**
1,484.9	**81.2**	**113.2**	**24.5**	**3,508.6**	**230.4**	**3,739.0**
271.1	**81.2**	**67.4**	**–**	**1,090.7**	**13.4**	**1,104.1**
–	–	0.5	–	173.5	4.6	178.1
–	–	–	–	24.2	–	24.2
–	–	–	–	216.5	–	216.5
100.0	–	0.1	–	368.1	–	368.1
134.1	–	42.7	–	189.9	5.0	194.9
0.6	–	–	–	8.8	–	8.8
2.2	–	–	–	28.4	1.5	29.9
32.0	–	3.9	–	125.5	0.1	125.6
–	36.2	14.9	–	51.1	0.3	51.4
–	45.0	4.5	–	49.5	–	49.5
–	–	–	–	(16.9)	–	(16.9)
–	–	–	–	12.5	–	12.5
–	–	–	–	(157.1)	–	(157.1)
–	–	–	–	1.1	1.6	2.7
–	–	0.8	–	9.9	0.3	10.2
2.2	–	–	–	5.7	–	5.7
51.2	**–**	**14.8**	**–**	**590.4**	**23.4**	**613.8**
–	–	5.3	–	533.2	8.5	541.7
–	–	1.5	–	61.7	1.0	62.7
51.2	–	1.2	–	(25.7)	13.8	(11.9)
–	–	6.8	–	11.7	0.1	11.8
–	–	–	–	9.5	–	9.5
743.0	**–**	**9.0**	**1.6**	**1,737.7**	**100.7**	**1,838.4**
743.0	–	9.0	1.6	1,729.2	97.9	1,827.1
–	–	–	–	8.5	2.8	11.3
409.6	**–**	**10.9**	**–**	**366.2**	**58.1**	**424.3**
333.9	–	5.7	–	266.6	38.5	305.1
9.2	–	1.0	–	27.8	4.0	31.8
62.7	–	2.9	–	65.6	10.1	75.7
3.8	–	1.3	–	5.1	4.6	9.7
–	–	–	–	1.1	0.9	2.0
10.0	**–**	**11.1**	**22.9**	**(276.4)**	**34.8**	**(241.6)**
–	–	–	–	(304.5)	15.1	(289.4)
–	–	–	–	13.5	3.8	17.3
10.0	–	2.7	–	(17.2)	13.2	(4.0)
–	–	8.4	22.9	31.8	2.7	34.5

Economic contribution and payments to governments Report 2016 17

Tax disclosed in our 2016 Financial Statements and reconciliation of taxes paid

Reconciliation of global income tax paid to global income tax expense

The corporate income taxes and royalty-related income taxes presented in 'Our payments to governments', reflect the income taxes and royalty-related taxes paid/refunded as presented in the Consolidated Cash Flow Statement in the BHP Billiton Annual Report 2016. The table below presents a reconciliation of these taxes paid to the Income Tax Expense amount that is presented on an accrual basis in note 5 'Income tax expense' of BHP Billiton's Consolidated Financial Statements.

	2016 US$M
Income tax and royalty-related taxation paid (1)	1,645
Tax refunds relating to prior periods (2)	451
Tax to be refunded (3)	(116)
Taxes paid in-kind (non-cash) (4)	81
Other movements (5)	395
Tax expense in respect of current period taxable income (current tax expense)	2,456
Future tax raising from differences between accounting values and tax values (deferred tax expense)	(3,508)
Total taxation benefit (current and deferred tax benefit) (6)	(1,052)

(1) As disclosed in the 'Our payments to governments' section of this Report as the combined total of corporate income taxes of US$1,219.9 million and royalty-related income taxes of US$424.7 million. This comprises all amounts paid and received in FY2016 on a cash basis.
(2) These refunds were in respect of prior periods' tax expense and were received in FY2016. These amounts are included in income tax and royalty-related taxation of $1,645 million.
(3) These refunds were in respect of FY2016 tax expense but not received. They are not included in income tax and royalty-related taxation of $1,645 million.
(4) Taxes in-kind include production entitlements of governments delivered and deliverable in respect of current period production.
(5) This primarily relates to global tax matters net of payments made to revenue authorities for disputed amended assessments.
(6) As disclosed in BHP Billiton's Consolidated Income Statement shown in the Annual Report 2016.

There are a number of reasons why the tax paid in any year will not be the same as the tax charge. For instance, tax expense includes amounts for deferred taxation, representing timing differences between the accounting for transactions and when tax becomes due, and amounts for global tax matters.

Deferred tax balances

The composition of the Group's net deferred tax asset and liability recognised in the balance sheet and the deferred tax expense (credited)/charged to the income statement is as follows:

	Deferred tax assets	Deferred tax liabilities	(Credited)/charged to the income statement
	2016 US$M	2016 US$M	2016 US$M
Type of temporary difference			
Depreciation	(3,223)	1,259	(2,282)
Exploration expenditure	656	–	(3)
Employee benefits	342	(6)	56
Closure and rehabilitation	1,711	(177)	36
Resource rent tax	661	1,905	(8)
Other provisions	145	(1)	8
Deferred income	–	(11)	(49)
Deferred charges	(470)	372	62
Investments, including foreign tax credits	1,327	844	(284)
Foreign exchange gains and losses	(77)	156	(310)
Tax-effected losses	5,006	–	(809)
Other	69	(17)	75
Total	6,147	4,324	(3,508)

18 Economic contribution and payments to governments Report 2016

Global adjusted effective tax rates

The Group's global adjusted effective tax rate, which excludes the influence of exchange rate movements and exceptional items, was 35.8 per cent. The Group's adjusted effective tax rate is reconciled to the statutory effective tax rate below:

	2016		
	(Loss)/Profit before taxation US$M	Income tax benefit/ (expense) US$M	%
Statutory effective tax rate	(7,259)	1,052	–
Adjusted for:			
Exchange rate movements	–	125	
Exceptional items [1]	9,704	(2,053)	
Adjusted effective tax rate	**2,445**	**(876)**	**35.8**

(1) FY2016: Exceptional items after tax include impairment of Onshore US assets of US$4,884 million, Samarco Mineração S.A. dam failure of US$2,197 million and global tax matters of US$570 million.

The Group's statutory effective tax rate for FY2016 presents as nil because we recognised a total taxation benefit of US$1.1 billion (including government imposed royalty-related taxation calculated by reference to profits) and a loss before taxation for the period of US$7.3 billion.

Reconciliation of accounting profit to income tax expense

The net income tax benefit of US$1,052 million differs to the standard rate of Australian corporate tax as set out below:

	2016 US$M
Factors affecting income tax expense for the period	
Income tax expense differs to the standard rate of corporate tax as follows:	
Loss before taxation	(7,259)
Tax on loss at Australian prima facie tax rate of 30 per cent	(2,178)
Impact of tax rates applicable outside Australia	(620)
Tax on remitted and unremitted foreign earnings	(376)
Recognition of previously unrecognised tax asset	(36)
Investment and development allowance	(36)
Amounts over provided in prior years	(28)
Tax rate changes	14
Foreign exchange adjustments	125
Tax effect of share of (loss)/profits from equity accounted investments, related impairments and expenses [1]	631
Non-tax-effected operating losses and capital gains	671
Other	536
Income tax benefit	(1,297)
Royalty-related taxation (net of income tax benefit)	245
Total taxation benefit	**(1,052)**

(1) The (loss)/profits from equity accounted investments, related impairments and expenses is net of income tax. This item removes the prima facie tax effect on such profits, related impairments and expenses.

Economic contribution and payments to governments Report 2016 19

Basis of report
preparation
We have prepared this Report in accordance with the UK Regulations.
Taxes, royalties and other payments to governments are presented in this Report on a cash paid and cash received basis for the year ended 30 June 2016.
This Report includes all such amounts paid and received by BHP Billiton in respect of each of our operations. For our controlled operations, amounts included in our total payments to governments are 100 per cent of the operations’ payments to governments. For our joint operations, amounts included in our payments to governments are 100 per cent of the amounts paid by BHP Billiton and, in the case of BHP Billiton Mitsubishi Alliance (BMA), 50 per cent of payments made by the operating entity for BMA in which BHP Billiton has a 50 per cent ownership. For our investments in joint ventures and associates that are equity accounted by BHP Billiton, no amounts have been included in our total payments to governments as BHP Billiton is not the operator and does not make payments on behalf of the operation. For information purposes, payments made by our significant equity accounted investments, Samarco, Cerrejón and Antamina, have been shown on page 2 even though no amounts have been included in our total payments to governments.
Taxes, royalties and other payments, both cash and in-kind (non-cash), to governments, net of refunds, are collectively referred to in this Report as ‘Total payments to governments’ and include the following payment categories:
Corporate income taxes
Payments to governments based on taxable profits under legislated income tax rules. This also includes payments made to revenue authorities in respect of disputed claims and withholding taxes on dividends and royalties.
Royalty-related income taxes
Payments to governments in relation to profits from the extraction of natural resources, including Petroleum Resource Rent Tax (PRRT) in Australia and Specific Tax on Mining Activities (STMA) in Chile. Royalty-related income taxes are presented as income tax in the Consolidated Income Statement in the BHP Billiton Annual Report 2016.
Taxes levied on production
Payments to governments in relation to crude excise, carbon tax and severance tax on the extraction of natural resources. Taxes levied on production are presented as expenses, not income tax, in the Consolidated Income Statement in the BHP Billiton Annual Report 2016.
Royalties
Payments to governments in relation to revenue or production generated under licence agreements. This also includes payments to revenue authorities in respect of disputed claims. Royalties are presented as expenses, not income tax, in the Consolidated Income Statement in the BHP Billiton Annual Report 2016. Royalty-related income taxes are excluded from Royalties.
Production entitlements
Payments to governments entitled to a share of production under production sharing agreements. Production entitlements are most often paid in-kind. In-kind payments are measured based on the market value of the commodity on the date of delivery to the government.
Fees
Payments to governments in the form of fees typically levied on the initial or ongoing right to use a geographical area for exploration, development and/or production. Includes licence fees, rental fees, entry fees and other payments for licences and/or concessions.
Payments for infrastructure improvements
Payments to governments for the construction of public infrastructure such as roads, bridges and port facilities.
Dividend payments
Payments to governments with ownership interests in specific assets; not payments to governments as holders of ordinary shares in BHP Billiton. There were no dividend payments to governments for the year ended 30 June 2016.
Signature, discovery or production bonuses
Payments to governments upon signing an oil and gas lease, when discovering natural resources, and/or when production has commenced. There were no payments of signature, discovery or production bonuses to governments for the year ended 30 June 2016.
20 Economic contribution and payments to governments Report 2016

Other payments
Payments to governments under other legislated tax rules such as payroll tax, fringe benefits tax, customs and excise duties, property tax, land tax, stamp duties, and black lung tax. These payments are not specifically required to be disclosed by the UK Regulations.
Excluded amounts
The following are not included in total payments to governments:
Taxes collected
Tax payments made to governments on behalf of our employees.
Indirect taxes
Tax payments made to, or received from, governments in the nature of Sales Tax, Value Added Tax and Goods and Services Tax.
Penalties and interest
Payments to governments resulting from the imposition of penalties, fees or interest.
Other
Any payment, whether made as a single payment or as a series of related payments below US$100,000 (being a lower amount than the £86,000 threshold set out in the UK Regulations).
Projects
Payments made on a project-by-project basis (‘Payments made on a project-by-project basis’ section of this Report) present payments by entity when not specifically attributable to a project.
Payments in relation to Corporate Head Office and Marketing Offices have been included in the total payments to governments as defined by the UK Regulations. The payments are not attributable to specific projects. Corporate Head Office and Marketing Offices comprise functional support for the Group that in FY2016 comprises entirely of projects that undertake relevant activities as defined by the UK Regulations.
The ‘Payments made on a project-by-project basis’ section presents corporate income tax amounts for each project/entity taking into account the effects of tax consolidation in Australia. These include the following:
• Losses from one entity can be offset against taxable income of another entity within the same tax consolidated group.
• Only the head entity of a tax consolidated group is liable to make corporate income tax payments to the Australian Tax Office (ATO).
• Typically, corporate tax groups allocate the aggregate corporate income tax payments made by the head entity to the ATO amongst entities within the Australian tax consolidated group.
In relation to BHP Billiton, the aggregate of all positive and negative allocations to members of the BHP Billiton Australian tax consolidated groups, together with tax payments made by stand-alone Australian entity taxpayers, totals US$634.7 million in FY2016.
Reporting Currency
All payments to governments on pages 12 to 17 have been reported in US dollars. Payments denominated in currencies other than US dollars are translated for this Report at the exchange rate at the date of the payment.
Economic contribution and payments to governments Report 2016 21

Glossary
Australian adjusted effective tax rate (corporate tax)
Total Australian corporate income tax expense excluding exceptional items and exchange movements included in taxation expense divided by Profit before taxation and exceptional items.
Australian adjusted effective tax rate (corporate tax) including PRRT and royalties
Total Australian corporate income tax expense and royalty-related income tax expense excluding exceptional items and exchange movements included in taxation expense plus royalty expense divided by Profit before taxation, royalties and exceptional items.
BHP Billiton or the Company
Being both companies in the Dual Listed Company structure, BHP Billiton Limited and BHP Billiton Plc and their subsidiaries.
Current tax expense
The amount of corporate income tax and royalty-related income tax and production entitlements currently payable and attributable to the year, measured at rates enacted or substantively enacted at year-end, together with any adjustment to those taxes payable in respect of previous years.
Deferred tax expense
The amount of corporate income tax and royalty-related income tax and production entitlements attributable to the current year but payable in future years provided using the balance sheet liability method.
Global adjusted effective tax and royalty rate
Total income tax expense excluding exceptional items and exchange movements included in taxation expense plus royalty expense divided by Profit before taxation, royalties and exceptional items.
Global adjusted effective tax rate
Total taxation expense excluding exceptional items and exchange rate movements included in taxation expense divided by Profit before taxation and exceptional items.
Group
BHP Billiton Limited, BHP Billiton Plc and their subsidiaries, being entities controlled by BHP Billiton Limited or BHP Billiton Plc.
Government
Government means any national, regional or local authority of a country, and includes a department, agency or undertaking that is a subsidiary undertaking where the authority is the parent undertaking.
Income tax expense
The total of current tax expense and deferred tax expense.
Low-tax jurisdictions
In classifying which countries are ‘low-tax jurisdictions’ we have applied the list of so-called ‘tax haven’ countries released by the European Commissioner on 17 June 2015. This list comprises those so-called ‘tax haven’ countries that have been included on the list of at least 10 individual countries of the European Union. The countries currently included on this list are: Andorra, Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Brunei, Cayman Islands, Cook Islands, Grenada, Guernsey, Hong Kong, Liberia, Liechtenstein, Maldives, Marshall Islands, Mauritius, Monaco, Montserrat, Nauru, Nieu, Panama, Seychelles, St Kitts and Nevis, St Vincent and the Grenadines, Turks and Caicos, US Virgin Islands, Vanuatu. This list does not include Singapore. We will continue to monitor international developments in this area.
Project
Consistent with the UK Regulations, a project is defined as the operational activities that are governed by a single contract, licence, lease, concession or similar legal agreements and form the basis for payment liabilities with a government. If multiple such agreements are ‘substantially interconnected’ they may be considered a project. For these purposes ‘substantially interconnected’ means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities.
Report
The Report has been prepared for the financial year from 1 July 2015 to 30 June 2016 of BHP Billiton.
UK Regulations
The Reports to Payments to Governments Regulations 2014, as amended by the Reports on Payments to Governments (Amendment) Regulations 2015. The UK Regulations implement the EU Accounting Directive in the United Kingdom.
22 Economic contribution and payments to governments Report 2016

Independent audit report
to the directors of BHP Billiton
Independent Auditor’s report
Our opinion
In our opinion, the Total payments to governments of US$3,739.0 million (‘Total payments to governments’) as presented in the ‘Our payments to governments’ section of the BHP Billiton Group’s (BHP Billiton) Economic contribution and payments to governments Report 2016 (the ‘Report’) is prepared, in all material respects, in accordance with the Basis of report preparation set out in the ‘Basis of report preparation’ section of the Report (the ‘Basis of report preparation’).
Criteria used as the basis of reporting
The Basis of report preparation contained in the ‘Basis of report preparation’ section of the Report is of such importance that it is fundamental to your understanding of the Total payments to governments. This has not caused us to modify our opinion.
Basis of conclusion
We performed an audit in order to express an opinion as to whether the Total payments to governments was prepared in accordance with the Basis of report preparation.
We conducted our audit in accordance with Australian Auditing Standards. According to those standards, we must:
• comply with relevant ethical requirements;
• plan and perform the audit to obtain reasonable assurance about whether the Total payments to governments has been prepared in all material respects in accordance with the Basis of report preparation.
We performed procedures to obtain audit evidence about the Total payments to governments. We used our judgement to select procedures, including our assessment of the risks of material misstatement of the Total payments to governments, whether due to fraud or error.
We do not express an opinion on BHP Billiton’s internal controls. However, we do consider relevant internal controls in the design of our audit procedures.
We also evaluate the appropriateness of the Basis of report preparation in relation to the Total payments to governments. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
BHP Billiton’s responsibility
BHP Billiton is responsible for:
• the preparation and presentation of the Report;
• establishing a framework in which the Total payments to governments and other related information in the Report has been prepared;
• determining that the framework as set out in the Basis of report preparation meets its needs;
• establishing internal controls and processes that enable the preparation and presentation of the Report that is free from material misstatement, whether due to fraud or error.
Use of this Audit Report
This audit report has been prepared for BHP Billiton in accordance with our engagement letter and is intended solely for the Directors of BHP Billiton.
We disclaim any assumption of responsibility for any reliance on this audit report, or the Report to which it relates, to any person other than the Directors of BHP Billiton, or for any purpose other than that for which it was prepared.
Our independence
In conducting our audit, we have complied with the independence requirements of the Accounting Professional and Ethical Standards Board.
KPMG
Melbourne
8 September 2016
© 2016 KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’), a Swiss entity. All rights reserved. The KPMG name and logo are registered trademarks or trademarks of KPMG International. Liability limited by a scheme approved under Professional Standards Legislation.
Economic contribution and payments to governments Report 2016 23

Corporate Directory
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